SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)
      (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2002

                                       OR

      ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________


                         Commission file number: 1-12385



      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  LITTON FINANCIAL SECURITY AND SAVINGS PROGRAM



      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES




         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                        LITTON FINANCIAL SECURITY AND SAVINGS PROGRAM





Dated:  June 30, 2003        /s/ J. Michael Hateley
                             _____________________________________
                        By   J. Michael Hateley
                             Chairman, Administrative Committee

LITTON FINANCIAL SECURITY AND SAVINGS PROGRAM

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits
    as of December 31, 2002 and 2001                                           2

  Statement of Changes in Net Assets Available for Plan Benefits for the
   Year Ended December 31, 2002                                                3

  Notes to Financial Statements                                             4-13

SUPPLEMENTAL SCHEDULE--Form 5500, Schedule H, Part IV, Line 4i, Schedule of
   Assets (Held at End of Year) at December 31, 2002                          14

INDEPENDENT AUDITORS' REPORT


Administrative Committee
Litton Financial Security and Savings Program

We have audited the accompanying statements of net assets available for plan benefits of the Litton Financial Security and Savings Program (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP
-------------------------
DELOITTE & TOUCHE LLP

June 26, 2003
Los Angeles, California

LITTON FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                   2002                                         2001
                                                 -------------------------------------------  --------------------------------------
                                                  Retirement      Savings                      Retirement     Savings
                                                    Account       Account         Total         Account       Account        Total
ASSETS:
  Investments (Notes 2, 3, 4 and 5):
    Investment in Northrop Grumman Employee
     Benefit Plan Master Trust at fair value      $369,013,143 $          -  $ 369,013,143   $         -  $         -  $           -
    Investment in Northrop Grumman Defined
     Contribution Plans Master Trust at fair value              665,220,727    665,220,727
    Short-term investments                                                                    75,870,873   18,833,847     94,704,720
    U.S. government obligations                                                              108,187,000   66,425,256    174,612,256
    Corporate obligations                                                                                 188,937,909    188,937,909
    Common stock                                                                             144,208,421  413,550,487    557,758,908
    Registered investment companies                                                           82,236,617    1,424,107     83,660,724
    Common/collective trusts                                                                               35,096,982     35,096,982
    Loans receivable from participants                           26,082,904      26,082,904                25,407,153     25,407,153
    Other investments                                                                                      51,000,000     51,000,000
                                                  ------------ ------------  -------------- ------------ ------------ --------------
           Total investments                       369,013,143  691,303,631   1,060,316,774  410,502,911  800,675,741  1,211,178,652
                                                  ------------ ------------  -------------- ------------ ------------ --------------
  Receivables:
    Dividends and interest                                                                     2,618,795    6,953,103      9,571,898
    Employee deposits                                  219,509      281,249         500,758      318,188      451,977        770,165
    Interfund transfers                                                                          981,392     (981,392)
    Employer contributions                                          158,003         158,003                   749,946        749,946
                                                   ------------ ------------  -------------- ------------ ------------ -------------
           Total receivables                           219,509      439,252         658,761    3,918,375    7,173,634     11,092,009
                                                  ------------ ------------  -------------- ------------ ------------ --------------
           Total assets                            369,232,652  691,742,883   1,060,975,535  414,421,286  807,849,375  1,222,270,661
                                                  ------------ ------------  -------------- ------------ ------------ --------------
LIABILITIES:
  Accrued expenses                                     408,174      532,362         940,536      214,814      640,980        855,794
  Due brokers for securities purchased                                                                     12,262,294     12,262,294
                                                  ------------ ------------  -------------- ------------ ------------ --------------
           Total liabilities                           408,174      532,362         940,536      214,814   12,903,274     13,118,088
                                                  ------------ ------------  -------------- ------------ ------------ --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS            $368,824,478 $691,210,521  $1,060,034,999 $414,206,472 $794,946,101 $1,209,152,573
                                                  ============ ============  ============== ============ ============ ==============


See notes to financial statements.

LITTON FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------------------------------------

                                                            Retirement         Savings
                                                             Account           Account            Total
INVESTMENT INCOME (LOSS) (Notes 2, 3, 4 and 5):
  Net depreciation in fair value
    of investments                                      $    (8,001,736)   $   (99,896,266)   $  (107,898,002)
  Plan interest in the Northrop Grumman
    Employee Benefit Plan Master Trust
    investment loss                                         (40,689,371)                          (40,689,371)
  Plan interest in the Northrop Grumman
    Defined Contribution Plans Master Trust
    investment loss                                                             (5,086,597)        (5,086,597)
  Dividends                                                      99,530          3,530,337          3,629,867
  Interest                                                    2,622,396         11,470,370         14,092,766
                                                        ---------------    ---------------    ---------------
           Total investment loss                            (45,969,181)       (89,982,156)      (135,951,337)
                                                        ---------------    ---------------    ---------------
DEPOSITS AND CONTRIBUTIONS:
  Employee deposits                                          18,789,025         41,586,426         60,375,451
  Employer contributions                                                        18,140,340         18,140,340
  Employee rollovers into plan                                                     663,472            663,472
  Interfund transfers                                         1,103,926         (1,103,926)
  Loan payments pending transfer                                                  (149,428)          (149,428)
                                                        ---------------    ---------------    ---------------
           Total deposits and contributions                  19,892,951         59,136,884         79,029,835
                                                        ---------------    ---------------    ---------------
DEDUCTIONS:
  Benefits paid to participants (Note 2)                     18,552,282         71,080,564         89,632,846
  Administrative expenses                                       835,779          2,010,323          2,846,102
                                                        ---------------    ---------------    ---------------
           Total deductions                                  19,388,061         73,090,887         92,478,948
                                                        ---------------    ---------------    ---------------
TRANSFERS FROM OTHER PLANS (Note 1)                              82,297            200,579            282,876
                                                        ---------------    ---------------    ---------------
NET DECREASE                                                (45,381,994)      (103,735,580)      (149,117,574)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                                         414,206,472        794,946,101      1,209,152,573
                                                        ---------------    ---------------    ---------------
  End of year                                           $   368,824,478    $   691,210,521    $ 1,060,034,999
                                                        ===============    ===============    ===============

See notes to financial statements.

LITTON FINANCIAL SECURITY AND SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The following description of the Litton Financial Security and Savings Program (the "FSSP" or the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General--The FSSP is a tax-qualified defined contribution plan established effective October 1, 1984, by Litton Industries, Inc. ("Litton") for the benefit of employees of its U.S. subsidiaries and divisions as well as employees of Premier America Credit Union, an unaffiliated entity. Effective January 1, 1996, employees have been eligible to participate in the Plan upon their date of hire on a voluntary basis. In addition, prior service credit may be given to employees of certain businesses acquired by the Company from time to time.

    Effective  June 2001,  Litton  was  acquired  by and  became a wholly  owned
    subsidiary  of  Northrop   Grumman   Corporation   ("NGC"),   which  assumed
    sponsorship of the Plan.

    Effective May 1, 2002, the Plan transferred all of its assets from Mellon Bank (the "Former Trustee") to State Street Bank ("Trustee") and then immediately transferred all assets for the FSSP Retirement Account to the Northrop Grumman Employee Benefit Plan Master Trust (the "Pension Master Trust").

    Effective October 1, 2002, the Plan began utilizing the Northrop Grumman Defined Contribution Plans Master Trust (the "Savings Master Trust") for plan contributions and related investments. On November 18, 2002, the Plan transferred the remaining assets of the FSSP Savings Account to the Savings Master Trust. State Street Bank acts as Trustee for the Savings Master Trust.

    The FSSP is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    Employee Deposits and Company Contributions--The Plan includes an FSSP Retirement Account and an FSSP Savings Account. A participant may deposit from 1% to 4% of his/her annual cash compensation into the FSSP Retirement Account. A participant's FSSP Retirement Account deposits provide the basis for determining the extent to which the participant is entitled to receive pension benefits under the Litton heritage retirement plans (collectively, the "Litton Retirement Plans"). As of June 1, 2002, a participant who deposits 4% of his/her annual cash compensation into the FSSP Retirement Account could deposit an additional 1% to 26% into the FSSP Savings Account (prior to June 1, 2002, the FSSP Savings Account deposit limit was 16%). Subject to certain collective bargaining agreements, the Company currently matches 50% of the first 6% of a participant's deposits to the FSSP, with such contributions remitted to the participant's FSSP Savings Account.

    The investment of FSSP Retirement Account deposits is directed solely by the Investment Committee, and FSSP Savings Account deposits are invested, as designated by the participant, in one or more of the investment funds currently available. However, the aggregate amount of deposits for any plan year to all FSSP accounts may not exceed the maximum amounts for such year allowable under Section 401(k) of the Internal Revenue Code (the "Code").

    Each year, as required by the Plan document, the Plan re-allocates current year deposits to ensure that each participant receives the maximum pension and company matching contributions that he/she is eligible to receive, subject to federal deferral and compensation limits. Maximization is performed at the end of the calendar year or upon termination of employment, whichever comes first. To the extent that deposits are re-allocated from a participant's FSSP Savings Account to his/her FSSP Retirement Account, the amount of Company matching contributions on any such re-allocated amounts may be forfeited if the re-allocation reduces his/her deposits below the maximum level eligible for Company matching contributions. Forfeitures of Company matching contributions plus investment earnings thereon are used to reduce subsequent Company matching contributions.

    Vesting--A participant is always fully vested in his/her FSSP deposits (including any investment earnings thereon). Participants currently vest at 50% in all Company matching contributions plus related investment earnings after two full years of service and 100% after three full years of service. Full vesting also occurs if a participant (while in the employ of the Company) dies, becomes totally disabled or terminates employment on or after his/her 65th birthday.

    Upon termination of employment, a participant forfeits any nonvested amounts of Company matching contributions plus investment earnings related thereto. Forfeitures for a terminated participant may be restored depending on the time elapsed from his/her termination date and the time that the terminated participant was employed by the Company immediately prior to such termination of employment.

    Payment of Benefits--Upon termination of service (including termination due to death, disability or retirement), a participant may receive a lump sum payment of his/her FSSP Retirement and/or Savings Account balances. A participant may also delay his/her lump sum payment until the age of 70 1/2, if the total account balances exceed $5,000. In addition, a participant has the option of choosing to take the total distribution as a life or, if married, 50% joint and survivor annuity or, at retirement, to elect a rollover of his/her FSSP Retirement Account to the Litton Retirement Plans.

    A participant's benefit under the Litton Retirement Plans is determined by the amount of deposits to his/her FSSP Retirement Account. To achieve the maximum retirement benefit under such retirement plans, the FSSP provides that employees must, on an annual basis, deposit the lesser of: (i) 4% of their annual compensation, (ii) the 401(k) deferral limit as defined by the Internal Revenue Code, (iii) 4% of the pay cap limit as defined by the Internal Revenue Code or (iv) such lesser maximum amount as may result from the application of the nondiscrimination tests. The FSSP and Litton Retirement Plans together constitute a qualified offset arrangement as defined in Section 1116(f) of the Tax Reform Act of 1986.

    Withdrawals--Effective November 18, 2002, a participant may withdraw all or a portion of his or her Company matching contributions (plus earnings) and all or a portion of his or her FSSP Savings Account deposits for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document).

    Participant Accounts--A separate account is maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and
    (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Investments--Prior to November 18, 2002, FSSP assets were invested in five funds held in trust. Participants could allocate their deposits and Company matching contributions between one or more of the Savings Account investment funds described below. Participants could change the allocation of future deposits among funds and/or transfer existing account balances between such funds once every month in 1% increments.

    FSSP Retirement Account (Non-Participant Directed):

     Retirement Fund--The Retirement Fund intended to provide increased value through reasonable growth in principal and reasonable levels of current income. Effective May 1, 2002, the Retirement Fund assets were invested in the Northrop Grumman Employee Benefit Plan Master Trust.

    FSSP Savings Account (Participant Directed):

     Bond Fund--The Bond Fund intended to provide increased value through the production of reasonable levels of current income with limited capital risk. Permissible investments included high quality debt securities of varying time maturities of more than one year, bonds, notes, debentures or other debt obligations of the U.S. or foreign corporate issuers, the U.S. government and agencies, or foreign governments and agencies denominated in U.S. dollars, or group investment contracts (GICs) issued by an insurance company or other financial institution.

     Growth Fund--The Growth Fund intended to invest in stocks that generate superior sales and earnings growth. This Fund invested in common stocks; securities which were convertible into common stocks; warrants, options or right to purchase common stocks; and other equity interests or participations. This Fund also held fixed income securities or preferred stocks, futures contracts with respect to financial instruments or securities indices and all forms of options.

     Money Market Fund--The Money Market Fund provided stability of principal and produced current income consistent with minimal risk of principal by investing in debt securities having an average maturity of less than two years. The Money Market Fund invested in obligations of the U.S. government, corporate debt obligations, certificates of deposit and other short-term instruments.

     The S&P 500 Index Fund--The S&P 500 Index Fund invested in stocks that replicate the S&P 500 Index, whose value is calculated according to the market value of 500 companies across four major industry sectors: industrial, utility, financial and transportation. The S&P 500 Index Fund was capitalization weighted, in that the stocks are represented according to their market capitalizations (price times number of shares outstanding) relative to the capitalization of the total index.

    Effective October 15, 2002, an employee stock ownership fund option was added to the Plan to permit participants to elect investment in a Company stock fund (the "Northrop Grumman Fund"). On November 18, 2002, the Plan transferred the FSSP Savings Account assets to the Savings Master Trust, which has the investment options as described below. Each participant may now direct his or her employee contributions and Company matching contributions, in 1% increments, in any of the following 12 investment funds.

      U.S. Equity Fund--The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund's objectives are capital appreciation over the long term, along with current income (dividends). The fund's stock investments are selected by independent professional investment managers appointed by the Plan's Investment Committee.

      U.S. Fixed Income Fund--The Fixed Income Fund consists of holdings in marketable, fixed income securities rated within the three highest investment grades (i.e., A or better) assigned by Moody's Investor Services or Standard & Poor's Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified and maintains an average maturity of 10 years. The securities are selected by independent professional investment managers appointed by the Plan's Investment Committee.

      Stable Value Fund--The Plan holds an interest in the Northrop Grumman Stable Value Fund (the "Stable Value Fund"; see Note 4). Investments in the Stable Value Fund are diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan's Investment Committee.

      Northrop Grumman Fund--The Northrop Grumman Fund invests primarily in Northrop Grumman Corporation common stock.

      Balanced Fund--The Balanced Fund is a fully diversified portfolio consisting of fixed portions of five of the savings plan funds (Stable Value Fund, U.S. Equity Fund, Fixed Income Fund, International Equity Fund and Small Cap Fund). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

      International Equity Fund--The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund's objectives are capital appreciation over the long term, along with current income (dividends).

      Small Cap Fund--The Small Cap Fund consists of stocks of a diversified group of small capitalization U.S. companies. The stocks purchased by the fund typically have a market capitalization similar to companies in the Russell 2000 Index, which are companies with an average market capitalization of $500 million. The fund's objective is capital appreciation over the long term, rather than current income (dividends).

      Equity Index Fund--The Equity Index Fund consists of a diversified portfolio of stocks, as defined by an established market index. These stocks are selected by independent professional investment managers appointed by the Plan's Investment Committee. This fund is designed to provide results that closely match those of the Standard & Poor's 500 Stock Index.

      High Yield Bond Fund--The High Yield Bond Fund consists of below-investment-grade securities (i.e., BBB or lower) assigned by Moody's Investor Services or Standard & Poor's Corporation. The fund seeks to exceed the return of the high-quality (investment grade) bond market.

      International Bond Fund--The International Bond Fund consists of non-U.S. dollar denominated debt instruments rated within the three highest investment grades (i.e., A or better) by Moody's Investor Services or Standard & Poor's Corporation. The fund's objective is to provide a higher level of income and capital appreciation than the domestic fixed income market.

      Emerging Markets Fund--The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund's objective is capital appreciation over the long term.

      Schwab Personal Choice Retirement Account--The Schwab Personal Choice Retirement Account consists of mutual funds from over 300 mutual fund companies.

      Contributions deposited into each investment fund buy a number of units in each fund. The value of each participant's account within each fund depends on two factors: (1) the number of units purchased to date, and (2) the current value of each unit. Unit values are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions, and transfers. Participants may change their investment options daily.

    Participant Loans--FSSP loans may be made only from an active participant's vested FSSP Savings Accounts to a maximum loan amount of the lesser of 50% of such account balances or $50,000. The interest rate on such loans is the trustee's prime rate plus 1% on the first day of the month in which the participant applies for the loan. Interest is computed based upon the loan recipient's pay period (e.g., monthly, bi-weekly).

    Active participants' FSSP loan repayments are generally made by means of payroll deductions. Loan repayments after termination may be made by check if the participant's account balance remains in the FSSP. The maximum loan repayment period is fifteen years if the loan proceeds are used to purchase the participant's principal residence; otherwise, the maximum repayment period for a loan is five years. Outstanding loan balances can be repaid in full at any time.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis  of  Accounting--The   accompanying  financial  statements  have  been
    prepared in accordance with principles generally accepted in the United States of America.

    Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Risks and Uncertainties--The Plan invests in various securities including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of those securities may occur in the near term which could materially affect the amounts reported in the statements of net assets available for plan benefits.

    Investment Valuation and Income Recognition--The Plan's investments, including the Plan's interest in the master trusts, are stated at fair value as determined by State Street Bank and Trust Company ("State Street" or the "Trustee"). The underlying investments in the master trusts are valued as follows: Investments in securities traded on a national securities exchange are valued at their quoted market price at the end of the Plan year. Securities that have no quoted market price are presented at their estimated fair value.

    Securities are valued at their market values based on information and financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade such securities (investment managers, the Investment Committee, or, in the case of participant directed brokerage accounts, the participant's broker, as applicable). The Trustee relies on the prices provided by pricing sources or the investment managers, Investment Committee or participant's broker as a certification as to value in performing any valuations or calculations required of the Trustee under this contract.

    All securities and cash or cash equivalents are quoted in the local currency and then converted into US dollars using the appropriate exchange rate obtained by the Trustee.

    The investment contracts with insurance companies included in the Stable Value Fund are stated at contract value (see Notes 4 and 5). Participant loans are valued at cost, which approximates fair value.

    Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

    Broker commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the Pension Master Trust and Savings Master Trust are added to the cost of such securities or other investments or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

    The Pension Master Trust and Savings Master Trust allocate investment income, realized gains and losses and unrealized appreciation and depreciation on the underlying securities to the participating plans monthly and daily, respectively, based on the market value of each plan's investment. The unrealized appreciation or depreciation in the aggregate current value of investments is the difference between current value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.

    Expenses--Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

    Payment of Benefits--Benefits are recorded when paid.

3.  INVESTMENTS

    As of December 31, 2002, the Plan's investments included a proportionate interest in certain investments held by the Pension Master Trust and Savings Master Trust. These investments are stated at fair values determined and reported by the Trustee in accordance with the master trust agreements established by the Company (see Note 2). Proportionate interests of each participating plan are ascertained on the basis of the Trustee's plan accounting method for master trust arrangements. Plan assets represent 3.0% and 14.6% of total net assets as reported by the Trustee of the Pension Master Trust and Savings Master Trust, respectively, as of December 31, 2002. Only investments held in the FSSP Savings Account are participant directed in nature.

    As of December 31, 2002, Pension Master Trust and Savings Master Trust assets of $1,209,014,315 million and $635,648,142 million, respectively, were on loan to third party borrowers under security lending agreements. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the Plan.

    The net assets of the Pension Master Trust and Savings Master Trust at fair value are as follows as of December 31, 2002:

                                                  Pension           Savings
                                               Master Trust      Master Trust

Assets:
  Temporary investments (See Note 4)         $ 1,048,047,128   $   298,243,357
  U.S. and foreign government securities       1,893,873,412       314,399,692
  Corporate debt instruments                   1,845,446,648       186,349,259
  Common stocks                                6,241,146,078     1,704,725,533
  Common/collective trust funds                  767,420,654       440,836,676
  Real estate                                     85,671,225
  Guaranteed and synthetic investment
      contracts (See Notes 4 and 5)                              1,690,110,231
  Other investments                            1,220,936,503         3,790,201
  Dividends, interest and taxes receivable        55,685,261         6,938,752
  Other receivables                                  766,961
  Receivables for investments sold               630,337,569        55,685,018
  Receivables for foreign exchange               248,255,892
                                             ---------------   ---------------
  Total assets                                14,037,587,331     4,701,078,719
                                             ---------------   ---------------
Liabilities:
  Payables for foreign exchange                  248,222,060
  Due to broker for securities purchased       1,285,315,934       151,289,439
  Other liabilities                                1,011,540
                                             ---------------   ---------------
  Total liabilities                            1,534,549,534       151,289,439
                                             ---------------   ---------------
Net assets of the Master Trust               $12,503,037,797   $ 4,549,789,280
                                             ===============   ===============

    Investment income (loss) for the Pension Master Trust and Savings Master Trust is as follows:

                                                       Pension             Savings
                                                    Master Trust         Master Trust
                                                    May 1, 2002        October 1, 2002
                                                      through              through
                                                  December 31, 2002    December 31, 2002
        Investment income (loss):
          Net (depreciation) appreciation in fair value
            of investments:
          Temporary investments                    $        78,961    $        22,284
          U.S. and foreign government securities       153,522,126          8,700,588
          Corporate debt instruments                    10,606,693          9,554,251
          Common stocks                             (1,719,819,746)       (30,332,026)
          Common/collective trust funds               (122,219,998)        26,222,283
          Real estate                                  (25,673,046)
          Other investments                            (78,479,873)         1,252,568
                                                   ---------------    ---------------
        Net (depreciation) appreciation             (1,781,984,883)        15,419,948

        Interest                                       151,295,784         32,361,722
        Dividends                                       77,841,638          7,234,555
        Other income                                    31,987,218            214,021
        Investment manager fees                        (33,211,408)          (219,834)
        Other expenses/fees                                                  (498,006)
                                                   ---------------    ---------------
        Total investment (loss) income             $(1,554,071,651)   $    54,512,406
                                                   ===============    ===============

    The schedule below presents the fair value of the assets held for investment and investments which represent 5% or more of the FSSP's net assets at December 31, 2001.

        Investments at Fair Value as Determined by Quoted Market Price

        U.S. government securities-U.S. Treasury Notes dated 8/15/95        $108,187,000

        Registered Investment Companies Long Leaf Partners                  $ 82,236,618

        Investments at Estimated Fair Value

        Tempororary investments:
          Common/Collective Trust
          Short Term Interest II
          TBC Inc. Pooled Employee Funds                                    $ 94,628,418

4.  INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

    A portion of the Plan's investments is in the Northrop Grumman Stable Value Fund, which was established for the investment of the assets of the Plan and two other Northrop Grumman Corporation sponsored savings plans. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2002, the Plan's interest in the net assets of the

    Stable Value Fund was approximately 12.5% of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

    The Plan has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2002, no borrowings under this arrangement were outstanding.

    Investments held in the Stable Value Fund were as follows as of December 31, 2002:

        Guaranteed and Synthetic Investment Contracts (at contract value)         $ 1,690,110,231
        Northrop Retirement Savings Temporary Investment Fund                          49,488,133
                                                                                  ---------------
        Total                                                                     $ 1,739,598,364
                                                                                  ===============

    Investment income of the Stable Value Fund totaled $84,068,657 for the year ended December 31, 2002.

5.  INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

    All investment contracts held by the Stable Value Fund are considered to be fully benefit responsive and therefore are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

    The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contracts. Each wrapper contract and its related underlying assets are referred to as a Synthetic Investment Contract ("SIC") and are recorded at contract value. The SICs held by the Stable Value Fund had a contract value totaling $1,646,981,826 at December 31, 2002. The fair value of the underlying assets related to the wrapper contracts totaled $1,207,120,225 as of December 31, 2002.

    The fair value of the non-synthetic guaranteed investment contracts totaled $48,732,748 at December 31, 2002.

    The following information is disclosed for the investment contracts within the Stable Value Fund as of December 31, 2002:

      Average yield of assets                           5.53%
      Average crediting interest rate of assets         5.53%
      Average duration                                  2.58 years

6.  PARTIES-IN-INTEREST TRANSACTIONS

      During 2002 and 2001, the Plan incurred $121,419 and $97,493, respectively, in fees related to services rendered by the Trustee and the Former Trustee. The FSSP had transactions with both entities' short-term investment funds, a liquidity pooled funds in which participation commences and terminates on a daily basis. In Plan management's opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

7.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the FSSP is terminated, all participants will become 100% vested in their total FSSP account balances.

8.  FEDERAL INCOME TAXES STATUS

    The IRS has determined and informed the Company by a letter dated May 14, 2003 that the Plan, as amended, and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.

9.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31:

                                                                               2002                      2001
        Net assets available for Plan benefits per the
          financial statements                                           $ 1,060,034,999           $ 1,209,152,573
        Less:  Amounts allocated to withdrawing participants                 (10,098,576)              (10,951,041)
                                                                         ---------------           ---------------
        Net assets available for Plan benefits per the Form 5500         $ 1,049,936,423           $ 1,198,201,532
                                                                         ===============           ===============

    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

        Benefits paid to participants per the financial statements                                 $ 89,632,846
        Add:  Amounts allocated to withdrawing participants at December 31, 2002                     10,098,576
        Less:  Amounts allocated to withdrawing participants at December 31, 2001                   (10,951,041)
                                                                                                   ------------
        Benefits paid to participants per the Form 5500                                            $ 88,780,381
                                                                                                   ============

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

LITTON FINANCIAL SECURITY AND SAVINGS PROGRAM

FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------------------------------------
          Identity of Issue,
         Borrower, Lessor, or                                 Description of                      Current
             Similar Party                                      Investment                         Value
*Northrop Grumman Employee Benefit               Participation in Northrop Grumman
    Plan Master Trust                              Employee Benefit Plan Master Trust         $   369,013,143

*Northrop Grumman Defined Contribution           Participation in Northrop Grumman
    Plans Master Trust                             Defined Contribution Plans Master Trust        665,220,727

*Northrop Grumman Corporation                    Participant loans (prime plus 1%)                 26,082,904
                                                                                              ---------------
TOTAL                                                                                         $ 1,060,316,774
                                                                                              ===============

*Party-in-interest

                                 EXHIBIT INDEX


Exhibit No.            Document
-----------            --------

23                     Independent Auditors' Consent

99.1 Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002